

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 30, 2016

Via E-mail
Fred Schiemann
Chief Financial Officer
Mayflower Investment Group Inc.
429 Plumb Lane
Reno, NV 89509

>   **Re: Mayflower Investment Group Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed June 6, 2016**
>   **File No. 024-10558**

Dear Mr. Schiemann:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. We note your disclosure on page 20 that the private loan construction program will return a percentage of profits from the sale of new homes to each investor, as well as shares of common stock in the company. Please provide us with your analysis as to whether these loans are securities, the offer and sale of which should be either registered under the Securities Act of 1933 or exempt from registration. In your response, please provide additional details regarding your private loan construction program. For example, explain whether you plan to pool funds from more than one investor to fund a particular project. Please also elaborate on the secured nature of the loan; explain the security

interest afforded by the first-position construction loan and lien on the building lot and whether the security interest will be in the name of the company or the individual lender(s). Please also tell us whether you intend to register the shares of common stock you will provide to lenders as part of their investment or whether you believe an exemption from registration is available. To the extent you intend to rely on an exemption from registration, please provide an analysis of the exemption upon which you intend to rely.

2. The cover page states that you are offering 5 million common shares. Disclosure on page 3 indicates that 10 million shares are being offered, 5 million by the company and 5 million by selling shareholders. Please revise to ensure consistency and clarify if any shares are being qualified for resale by selling shareholders.

Description of Business, page 20

3. We note your disclosure that the role of the company will be to simply manage the PLCP and then sell the properties in order to make a profit for all parties. Please balance your disclosure by describing the company's strategy if it is unable to sell the properties for a profit. In that regard, please specify how the company intends to repay loans under the PLCP if it is unable to sell properties for a profit.

Use of Proceeds, page 22

4. We note your references to a use of proceeds table. Please revise to include this table.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please contact Rahul K. Patel, Staff Attorney at (202) 551-3799 or me at (202) 551-3215 with any other questions.

                                        Sincerely,

                                        /s/ Kim McManus

                                        Kim McManus
                                        Senior Attorney
                                        Office of Real Estate and
                                        Commodities